

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Edwin Chun Yin Wong
Chief Executive Officer
J-Long Group Ltd
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 9, 2023**
> **File No. 333-275077**

Dear Edwin Chun Yin Wong:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.1 to Registration Statement on Form F-1

Prospectus Summary
Corporate History and Structure, page 3

1. In Note 14 on page F-29, you disclose you effected a stock split whereby each 3 issued and outstanding ordinary shares were divided into 8 ordinary shares on November 8, 2023, and revised the consolidated balance sheets and consolidated statements of changes in shareholders' equity to reflect such a stock split. However, you disclose here you had a stock split "at a ratio of 3-for-8." It appears it should be described "at a ratio of 8-for-3" as it is a stock split and not a reverse stock split. Please revise here and on pages 63 and F-33.

The Offering, page 20

2.   You disclose you are offering 1,400,000 ordinary shares with a par value of US$0.0001 per share. Given the share split of your ordinary shares occurred on November 8, 2023, please revise the par value to reflect the latest par value of US$0.0000375 per share here and in other relevant sections throughout the filing.

Notes to Consolidated Financial Statements
18. Subsequent Events, page F-33

3.   We note that you have effected a 8-for-3 stock split on November 8, 2023 and that your historical financial statements have been retroactively adjusted to reflect the stock split. Please ensure that your independent auditor revises its report on page F-2 to reference the stock split and dual dates its opinion in accordance with PCAOB AS 3110.05 and provide an updated consent to reflect the revised audit report.

Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam